SUB-ITEM 77C:
Matters submitted to a vote of security holders

At the Annual Meeting of Stockholders of the Fund held on February 27, 2012, the stockholders voted on a proposal to elect a Director Nominee or Class III Director to the Board of Directors of the Fund. A description of the proposal and the shares voted in favor, shared voted against and shares abstaining with respect to the proposal were as follows:

	Shares Voted For	Shares Voted Against	Shares Voted Abstain
1 To elect to the Fund’s Board of Directors Diana H. Hamilton	8,032,096	—	256,642
2 To elect to the Fund’s Board of Directors Stuart A. McFarland	8,023,779	—	264,959

At a Special Meeting of Stockholders of the Helios Strategic Mortgage Income Fund, Inc. held on March 16, 2012, stockholders voted on an agreement and plan of reorganization between Helios Strategic Mortgage Income Fund, Inc. and Helios Total Return Fund, Inc.  A description of the proposal and the shares voted in favor, shares voted against and shares abstaining with respect to the proposal were as follows:
Helios Strategic Mortgage Income Fund, Inc.	Shares Voted For	Shares Voted Against	Shares Voted Abstain
1To approve the agreement and plan of reorganization and the transactions contemplated thereby, including the transfer of all the assets and liabilities of Helios Strategic Mortgage Income Fund, Inc. to Helios Total Return Fund, Inc.	5,101,789	237,175	172,307